UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-23876

SMURFIT-STONE CONTAINER CORPORATION

(Exact name of registrant as specified in its charter)

222 North LaSalle Street
Chicago, Illinois 60601
(312) 346-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value*
 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock, $0.01 Par Value*
7% Convertible Subordinated Exchange Debentures*

(Title of each class of securities covered by this Form)

None

(Title of each class of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(jj)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

* On June 30, 2010 (the “Effective Date”), the Modified Joint Plan of Reorganization for Smurfit-Stone Container Corporation (the “Company”) and its Debtor Subsidiaries and Plan of Compromise and Arrangement for Smurfit-Stone Container Canada Inc. and Affiliated Canadian Debtors (the “Plan”) became effective. Pursuant to the Plan, on the Effective Date the holders of all of the Company’s outstanding Common Stock, $0.01 par value (the “Common Stock”), received a pro-rata distribution of 2,172,175 shares of new common stock issued by the Company’s subsidiary, Smurfit-Stone Container Enterprises, Inc., into which the Company was merged pursuant to the Plan, and the holders of all of the Company’s outstanding 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock, $0.01 par value (the “Preferred Stock”), received a pro-rata distribution of 2,172,174 shares of such new common.  Upon such distributions, all of the Company’s Common Stock, Preferred Stock and 7% Convertible Subordinated Exchange Debentures were cancelled.  As of the Effective Date and pursuant to the Plan, the Company merged with and into its wholly-owned subsidiary, Smurfit-Stone Container Enterprises, Inc., with the surviving corporation changing its name to Smurfit-Stone Container Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Smurfit-Stone Container Corporation (formerly known as Smurfit-Stone Container Enterprises, Inc.), as successor issuer to Smurfit-Stone Container Corporation, has caused this certification/notice to be signed on behalf of Smurfit-Stone Container Corporation by the undersigned duly authorized person.

Date:	June 30, 2010	By:	/s/ Craig A. Hunt
Craig A. Hunt
Senior Vice President, Secretary and General Counsel